1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.greatbasingold.com

GREAT BASIN UPDATES RESULTS FROM HECLA’S UNDERGROUND PROGRAM
AT THE HOLLISTER DEVELOPMENT BLOCK
Great Basin initiates $3 million surface exploration program on Hollister property

August 23, 2006, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) (“Great Basin” or the “Company”) announces that excellent progress is being made on the underground program at the Hollister Development Block (DB) Project at its Hollister (previously known as Ivanhoe) gold-silver property on the Carlin Trend in Nevada, USA. Hecla Mining Company is earning a 50% interest in the Hollister Development Block Project by funding the exploration and development program. Hecla is the operator of the underground programs. With the excellent progress being made, Great Basin intends to re-initiate surface exploration on the Hollister Development Block and selected targets on the greater Hollister Property. Great Basin will operate the surface exploration programs.

Underground Programs – Hollister Development Block

The underground drilling and development program is designed to provide the necessary data for the feasibility study on the HDB Project, which is on track for completion in the second quarter of 2007.

To the end of July, underground development totaled 6,139 feet and comprised of an access decline and crosscuts, staging areas for diamond drilling, and a test drift along the Gwenivere vein (see attached Underground Plan Map).

About 160 ft (50 m) of drift development has been completed along the Gwenivere vein in two directions from the 3600S crosscut. Face assay results for West and East Headings are provided in the Table of Assay Results – Gwenivere Drift (attached). The results are reported over the sample widths (undiluted) and over the full face of the drift (diluted). Based on 220 samples in the drift, the average grade of the vein in this area is approximately 0.87 ounces of gold per ton (29.8 grams gold per tonne) and 14 ounces of silver per ton (458 grams silver per tonne) over an average width of 3.5 ft (1.08 m, undiluted).

Additional test drifting on the Gwenivere vein and South and Central Clementine veins is planned for October 2006 to obtain a bulk sample for metallurgical and mill testing.

About 30% of the planned 50,000 ft (15,200 m) of underground drilling has now been completed. A second drill has arrived and is operating underground at the site, and the drilling program is expected to be complete by year end. Forty-two underground holes, totalling 15,440 ft (4,700 m), have been drilled and results for 34 holes have been received and released. All results reported to date are available on the Great Basin website: www.greatbasingold.com. The drilling program is verifying the grades, thicknesses and variability in the vein systems as expected, and as seen in previous work.

Results for 14 new holes are shown in the attached Table of Assay Results – Underground Drilling. All but one of these holes targeted the Clementine vein system, and intersected multiple veins in/near to the Clementine system with grades that are comparable to those announced previously for Gwenivere vein system. Highlights include:

Hole HDB-013 intersected 2.0 ft (0.6 m) grading 0.40 oz/t (13.8 g/t) Au and 9.8 oz/t (336 g/t) Ag from 23.1-25.5 ft (7.0-7.8 m), and 1.6 ft (0.5 m) grading 3.8 oz/t (132 g/t) Au and 201 oz/t (6,900 g/t) Ag from 219.7-221.4 ft (67-67.5 m).

Hole HDB-015 intersected 3.4 ft (1.0 m) grading 0.93 oz/t (31.8 g/t) Au and 10.2 oz/t (346 g/t) Ag from 27.3-31.1 ft (8.3-9.5 m) and 4.4 ft (1.3 m) grading 0.33 oz/t (11.1 g/t) Au and 1.5 oz/t (52 g/t) Ag from 294.6-300.1 ft (89.8- 91.5 m).

Hole HDB-029 intersected 7.2 ft (2.2 m) grading 0.35 oz/t (11.9 g/t) Au and 3.1 oz/t (106 g/t) Ag from 133.9- 141.8 ft (40.8-43.2 m), including a 2.0 ft (0.6 m) interval grading 0.74 oz/t (25.4 g/t) Au and 13.7 oz/t (471 g/t) Ag. This is in addition to a 3.4 ft (1.0 m) intersection grading 3.3 oz/t (113 g/t) Au and 39.4 oz/t (1,350 g/t) Ag that was previously announced.

Surface Exploration – Hollister Development Block and Hollister Property

A CDN$3 million exploration program is planned that includes 28 drill holes, totaling 48,850 ft (14,890 m) on the Hollister property. Within the Hollister Development Block area, 14,450 ft (4,400 m) in 11 drill holes are planned to test five targets. Outside of the Hollister Development Block, 17 drill holes, totaling 31,400 ft (9,570 m) are planned in four target areas. Targets have been outlined by gold values in historical drill holes, known mineral occurrences, favourable geology, or a combination of these factors. Seventy line-km of geophysical surveys are planned to refine the targets prior to drilling. Exploration is scheduled to begin in late August.

President and CEO Ferdi Dippenaar said:

“We are pleased with the progress made on the drilling and other underground programs at the Hollister Development Block Project. It is significant to note that the results from the Clementine veins are comparable to those from the Gwenivere vein system. This bodes well for the development of the overall mineral resources for the project.

Following the excellent progress made on this project, the board of Great Basin recently approved an amount of CDN$3.0 million, to be spent on additional exploration inside the Hollister Development Block, which comprises some 5% of the Hollister Property, and on targeted areas on the remainder of the property that is solely owned by Great Basin.”

Dave Copeland, P.Eng., a qualified person and director of Great Basin Gold Ltd., is monitoring the program on behalf of Great Basin and has reviewed this news release.

Great Basin has two advanced stage gold projects in two of the world’s best gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa. For more information on Great Basin and its projects, please visit the Company’s website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Development Block Project are stored in Hecla’s secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1000 g sub-sample using a rotary splitter, and then pulverizing the 1000 g sub- sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10- mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards submitted by Hecla, duplicate fire assays, and Inspectorate’s internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted by Hecla into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

HOLLISTER DEVELOPMENT BLOCK PROJECT
UNDERGROUND PLAN MAP (AT JULY 31, 2006)

GWENIVERE 3600S DRIFT TABLE OF ASSAY RESULTS
EAST HEADING							WEST HEADING
	Undiluted (over sample width, 0.1 oz/t cut-off)			Diluted (over face width)				Undiluted (over sample width, 0.1 oz/t cut-off)			iluted (over face width)
Heading Distance[1] (ft)	Width (ft)	Au (oz/t)	Ag (oz/t)	Width (ft)	Au (oz/t) (oz/t)	Ag	Heading Distance[1] (ft)	Width (ft)	Au (oz/t)	Ag (oz/t)	Width (ft)	Au (oz/t)	Ag (oz/t)
6.2	0.8	0.62	9.2	7.4	0.08	2.1	4	2.4	0.24	12.3	8.5	0.08	3.8
12.2	5.7	0.29	5.1	7.9	0.22	3.9	10	2.7	0.13	6.0	6.3	0.06	3.2
19	2.6	0.26	3.0	5.4	0.13	1.9	15	0.9	0.32	19.8	5.5	0.07	3.9
23	5.4	0.60	6.9	6.4	0.51	6.0	21	1.5	0.75	10.9	4.7	0.25	4.7
28	4.8	0.87	7.8	5.2	0.80	7.5	28	1.4	0.66	9.1	5.1	0.19	4.2
33.5	5.9	0.92	5.9	5.9	0.92	5.9	30	2.2	0.73	11.5	3.7	0.44	8.6
36	6.5	1.57	15.0	6.5	1.57	15.0	35	4.8	0.66	10.5	4.8	0.66	10.5
42	2.7	0.59	8.8	6.6	0.25	3.9	40	3.3	0.64	13.7	6.4	0.34	8.9
48	3.2	0.53	5.7	5.7	0.30	3.3	45	3.6	0.80	22.6	6.2	0.47	17.8
54.5	3.6	0.71	7.7	6.2	0.41	4.5	51	2.1	0.42	26.5	7.2	0.16	8.7
61	5.8	0.74	6.9	5.8	0.74	6.9	56	1.7	0.58	37.9	7.5	0.14	8.9
65	4.6	1.33	15.9	6.2	0.99	12.1	62	2.2	0.52	17.8	6.0	0.20	7.0
70	4.9	0.55	11.4	7.0	0.38	8.1	65	2.2	0.33	14.2	7.2	0.12	5.0
75.5	6.3	0.42	7.9	6.3	0.42	7.9	69	4.3	0.40	20.0	7.0	0.25	12.4
81	6.8	2.20	35.1	7.6	1.95	31.7	74	1.3	0.26	7.6	6.0	0.06	2.1
85	8.7	2.12	29.2	8.7	2.12	29.2
91	2.4	1.08	10.4	7.2	0.37	4.4
95	3.0	1.24	5.7	6.0	0.62	2.9
101	2.9	1.90	4.5	6.4	0.87	2.4
1 Distance along the drift from the center of the 3600S cross-cut

TABLE OF ASSAY RESULTS – UNDERGROUND DRILLING
Hole #	Vein	From	To	Intercept (ft)	Est. True Width (ft)	Au (oz/t)	Ag (oz/t)
HDB-011	Clementine	36.9 114.7 141.8 186.1 204.0 267.9 270.4	37.6 115.4 143.0 186.9 204.6 270.4 270.8	0.7 0.7 1.2 0.8 0.6 2.5 0.4	0.6 0.5 0.9 0.7 0.5 1.9 0.2	0.36 2.31 0.12 0.01 0.75 0.004 0.003	13.3 55.7 0.09 0.2 3.7 0.03 0.04
HDB-012	Clementine	25.5 36.3 101.2 126.6 173.1 179.0 254.7 284.0	28.0 37.6 101.6 127.5 173.4 179.5 255.0 289.0	2.5 1.3 0.4 0.9 0.3 0.5 0.3 5.0	2.1 1.0 0.4 0.8 0.3 - 0.2 1.3	0.19 0.002 3.46 0.46 0.10 1.04 0.22 0.37	3.9 0.1 7.2 1.1 2.3 1.7 0.1 0.2
HDB-013	Clementine	23.1 92.0 119.0 148.3 150.3 156.5 219.7 286.3 328.7	25.5 93.0 119.8 150.3 152.9 157.0 221.4 286.6 329.4	2.4 1.0 0.8 2.0 2.6 0.5 1.7 0.3 0.7	2.0 1.0 0.8 1.9 2.4 0.5 1.6 0.3 0.7	0.40 0.33 0.86 0.01 0.20 0.23 3.84 7.55 0.29	9.8 18.7 3.5 0.07 2.4 2.6 201 27.6 3.6
HDB-014	Clementine	24.5 97.0 123.4 160.3 172.1 239.8	25.2 97.9 125.0 164.6 172.9 242.2	0.7 0.9 1.6 4.3 0.8 2.4	0.5 0.8 1.4 3.7 0.7 2.3	0.31 1.05 0.69 0.12 0.04 0.38	5.6 3.2 2.0 1.2 1.3 3.2
HDB-015	Clementine incl. incl. incl. incl. incl.	27.3 27.3 28.3 29.5 31.1 46.6 116.8 194.6 221.8 294.6 296.5 299.7	31.1 28.3 29.5 31.1 32.5 47.0 118.0 196.1 229.2 300.1 299.7 300.1	3.8 1.0 1.2 1.6 1.4 0.4 1.2 1.5 7.4 5.5 3.2 0.4	3.4 0.9 1.1 1.4 1.2 0.3 0.7 0.9 7.0 4.4 2.5 0.3	0.93 0.69 0.03 1.75 0.02 0.25 0.12 1.11 0.04 0.33 0.009 1.25	10.2 10.3 1.0 17.1 0.6 2.9 2.9 10.1 0.7 1.5 0.4 4.3

TABLE OF ASSAY RESULTS – UNDERGROUND DRILLING
				Intercept	Est. True	Au	Ag
Hole #	Vein	From	To	(ft)	Width (ft)	(oz/t)	(oz/t)
HDB-024	Clementine	31.8	38.5	6.7	5.7	nil	8.3
HDB-024A	Clementine	25.5 26.1 27.7 124.0 236.2 375.4 377.7	26.1 27.7 34.8 124.6 237.2 377.7 378.2	0.6 1.6 7.1 0.6 1.0 2.3 0.5	0.5 1.3 5.2 0.3 0.7 0.4 0.1	0.04 0.001 0.23 0.21 0.90 0.03 0.29	1.3 0.02 2.7 0.2 2.5 0.2 0.5
HDB-022A	Gwenivere	83.8	85.8	2.0	1.5	0.52	1.6
HDB-027	Clementine	103.2 153.4 267.4	104.6 154.2 268.1	1.4 0.8 0.7	1.0 0.6 0.5	0.22 0.19 0.05	0.5 0.5 2.2
HDB-028	Clementine incl. incl.	88.9 156.8 156.8 157.4 230.3	89.3 158.0 157.4 158.0 231.1	0.4 1.2 0.6 0.6 0.8	0.4 0.8 0.4 0.4 0.8	8.01 0.62 0.21 1.04 8.67	18.4 7.3 1.8 12.7 33.5
HDB-029	Clementine incl.	25.5 50.5 83.0 133.9 211.7 212.2 223.9	26.3 52.6 84.5 141.8 212.2 218.0 227.5	0.8 2.1 1.5 7.9 0.5 5.8 3.6	0.8 1.8 1.5 7.2 2.0 0.3 5.0 3.4	1.29 0.47 0.46 0.35 0.74 0.02 0.21 3.29	13.7 89.2 pending 3.1 13.7 nil 12.9 39.5
HDB-031	Clementine	32.4 46.2 55.2 174.7 174.7 175.3 177.1 270.8	32.8 48.0 57.8 178.0 175.3 177.1 178.0 272.6	0.4 1.8 2.6 3.3 0.6 1.8 0.9 1.8	0.4 1.8 2.1 2.9 0.5 1.6 0.8 1.3	0.592 0.02 0.31 0.07 0.23 0.002 0.11 0.25	9.28 1.4 14.9 1.2 4.8 0.1 1.0 4.3
HDB-032	Clementine incl. incl.	63.8 217.4 217.4 218.3 219.4 225.7 340.3	67.0 220.0 218.3 219.4 220.0 227.4 341.5	3.2 2.6 0.9 1.1 0.6 1.7 1.2	2.3 2.1 0.7 0.9 0.5 1.1 0.9	1.21 0.18 0.12 0.31 0.01 0.08 0.12	5.0 1.1 1.0 1.4 0.6 3.3 3.3
HDB-033	Clementine	229.7	230.4	0.7	0.6	0.35	0.2
HDB-034	Clementine	42.0 47.6	44.6 47.8	2.6 0.2	2.1 0.2	0.01 0.96	0.2 3.0

No significant intersections in holes 025 and 026.